EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Class Action - Pelephone Communications Ltd.

On November 27, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") that a claim together with a motion to certify the claim as a class action had been filed against it with the Tel Aviv District Court, on grounds that Pelephone had discriminated against certain consumers in favor of others who received bonuses and/or credits on a monthly basis, allegedly in contrary to Pelephone's obligation under its license and the law prohibiting it from discriminating in the prices of services it provides.

The Petitioner set the claim amount at NIS 300 million, and has also petitioned the Court to issue a declaratory order whereby Pelephone acted contrary to the law, as well as a mandatory injunction enjoining Pelephone from committing the alleged discrimination. Pelephone has not yet received the claim and neither Pelephone nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version were submitted by the Company to the relevant authorities pursuant to Israeli law, and represent the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.